Disaffiliation of Shinhan Finance Limited from Shinhan Financial Group

On November 18, 2009, “Shinhan Finance Limited” was dissolved and disaffiliated from Shinhan Financial Group (“SFG”).

“Shinhan Finance Limited” was a wholly-owned overseas subsidiary of Shinhan Bank, a bank subsidiary of SFG, undergoing liquidation from 1 November 2006.